Exhibit 99.1

BTQ Technologies Partners with Bonsol Labs to Achieve Industry-First NIST-Standardized Post-Quantum Cryptography Signature Verification on Solana

Partnership with Bonsol Labs Delivers Quantum-Safe Security Solution for World's Fastest Trading Network

  Quantum-Safe Milestone: BTQ successfully demonstrates the first NIST-standardized post-quantum cryptography signature verification on Solana using Bonsol Lab's verifiable computation network
  Overcoming Technical Barriers: Solution addresses Solana's computational constraints for handling PQC signatures that are over 50x larger than current ECDSA signatures
  Strategic Positioning: Development positions BTQ at the forefront of securing emerging internet capital markets as Solana processes over $1T in annual DEX volume and attracts institutional tokenization efforts
  Monetization and Market: BTQ's QCIM hardware accelerates both PQC algorithms and Bonsol's proving network computations, creating a flywheel solution that captures transaction fees across Solana's $1 trillion annual DEX volume while federal PQC mandates drive adoption of this integrated quantum-safe infrastructure

VANCOUVER, BC, Oct. 23, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, today announced the successful demonstration of the first NIST-standardized post-quantum cryptography ("PQC") signature verification on the Solana blockchain. The milestone, achieved in partnership with Bonsol Labs' verifiable computation network, addresses critical quantum security vulnerabilities identified by the Federal Reserve while maintaining Solana's sub-second transaction speeds.

BTQ Technologies Partners with Bonsol Labs to Achieve Industry-First NIST-Standardized Post-Quantum Cryptography Signature Verification on Solana
Click image to play video

Addressing the Federal Reserve's Quantum Threat Warning

Federal Reserve research confirms active "Harvest Now, Decrypt Later" (HNDL) attacks are already harvesting blockchain data, with Bitcoin's 15-year ledger particularly vulnerable. Historical transaction data protected by traditional cryptography (e.g., ECDSA and RSA) remains permanently exposed in chains including Ethereum and Solana, even after post-quantum upgrades. The analysis reiterates that quantum threats to distributed ledger networks are "present and ongoing", with adversaries actively collecting encrypted blockchain data today for future decryption. No mitigation exists for retroactive data privacy. Once harvested, confidential transaction details, private keys, and financial records can be decrypted by quantum computers in the future. To protect funds, ownership needs to be transferred to secure post-quantum keypairs resistant to quantum attacks.

Overcoming Computational Constraints Using Bonsol

The implementation of NIST-standardized PQC algorithms in high performance blockchains is non-trivial since it requires signature sizes and computational resources 10-100x greater than the current signatures used today. This is particularly true for Solana, a high-performance blockchain that imposes computational constraints in favour of speed. BTQ's solution, utilizing Bonsol's verifiable proving network, enables computationally intensive PQC operations to be performed off-chain while maintaining cryptographic guarantees on-chain. This allows the heavy PQC component of signature verification to be done off-chain, while verifying the correctness on-chain. The demonstration successfully implements ML-DSA (Module Lattice Digital Signature Algorithm), the NIST FIPS 204 standard that provides authentication of the signatory, non-repudiation and integrity of data. This approach preserves Solana's high throughput and low latency while adding quantum resistance - a critical requirement as regulatory authorities increasingly mandate post-quantum security for financial infrastructure.

Securing the Emerging Internet Capital Markets

Solana has emerged as the dominant platform for on-chain trading, processing over $1 trillion in decentralized exchange volume with sub-second finality and near-zero fees. The network has attracted major institutional adoption, including

  Franklin Templeton ($1.5 trillion AUM) is launching its OnChain U.S. Government Money Fund on Solana
  Visa selecting Solana for stablecoin settlement pilots
  Jump Crypto is developing Firedancer, a validator client optimized for high-frequency trading

"Today's demonstration represents a fundamental breakthrough in securing blockchain infrastructure against quantum threats," said Olivier Roussy Newton, CEO of BTQ Technologies. "By successfully implementing NIST-standardized PQC on Solana, the network processing the majority of decentralized exchange volume, we're not just solving a technical challenge but enabling the quantum-safe evolution of internet capital markets."

Monetization Strategy and Market Opportunity

The partnership establishes a clear path to commercialization through integration with Solana's core infrastructure. BTQ's Quantum Compute-in-Memory (QCIM) hardware provides a key advantage for accelerating both the PQC algorithms to be used by Bonsol and the computation that underpins Bonsol's proving network. As Bonsol's verifiable computation network enables efficient on-chain verification of post-quantum signatures, it can capture value through transaction fees for quantum-secure operations. The combination of BTQ's specialized hardware acceleration and Bonsol's verification infrastructure creates a flywheel solution that both accelerates performance and minimizes cost barriers to PQC adoption. With federal regulatory frameworks increasingly mandating NIST-standardized PQC for financial infrastructure, and Solana processing over $1 trillion in annual DEX volume, the addressable market encompasses the entirety of regulated on-chain finance. This positions both BTQ and Bonsol to monetize critical security infrastructure as institutional adoption accelerates and compliance requirements drive universal implementation of quantum-resistant cryptography across blockchain networks.

Industry-Wide Implications

The Federal Reserve analysis notes that distributed ledger networks may need years for planning, testing, and deploying PQC across their networks. BTQ's successful demonstration accelerates this timeline by providing proven, standards-compliant solutions that work within existing infrastructure constraints. The solution's alignment with NIST FIPS standards ensures regulatory compliance and interoperability, contrasting with alternative approaches like Ethereum's proposed hash-based signatures that diverge from federal standardization.

"Our collaboration with BTQ showcases how verifiable computation can bridge the gap between blockchain performance and post-quantum security requirements," said Hunter Hsiao, co-founder of Bonsol Labs. "This demonstration proves there is a real path towards realizing quantum safety on the world's fastest blockchain."

"Post-quantum security isn't a small feature upgrade, it's essential for Solana's future as the home of internet capital markets," said Joe Eagan, co-founder of Anagram, a founding member of Bonsol. "With major institutions building on Solana and with the network processing over $1 trillion in annual DEX volume, quantum-safe cryptography will be the foundation that enables the next decade of on-chain finance. This demonstration proves that Solana can maintain its edge while evolving to meet the quantum challenge."

About Bonsol
Bonsol is a Solana-native verifiable computation framework that allows developers to offload complex computations off-chain while generating cryptographic proofs that can be verified on-chain. It contains a suite of developer tools and a prover network, enabling builders to easily create and deploy verifiable applications with direct integration into a decentralized proof network. By transforming Solana into a ZK-capable chain, Bonsol combines high-performance computation with scalability, enabling privacy-focused, high-complexity use cases without compromising efficiency. The mission is to openly develop the most performant, scalable, and decentralized compute platform to usher in the next era of growth on Solana. For more information, please visit https://bonsol.org/.

About Anagram
Anagram is a crypto holding and product company dedicated to advancing the frontier of decentralized technology. The team partners with founders and builds protocols in-house, combining technical depth with venture experience to accelerate innovation across the ecosystem. Composed of former founders, product leaders, and investors, Anagram actively develops and supports projects that redefine the crypto landscape - including Glider.Fi, Bonsol, Swig, and Breeze. Through this hybrid model of incubation, building, and direct collaboration, Anagram is shaping the next generation of crypto infrastructure and applications. For more information, please visit https://www.anagram.xyz/.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/btq-technologies-partners-with-bonsol-labs-to-achieve-industry-first-nist-standardized-post-quantum-cryptography-signature-verification-on-solana-302592494.html

SOURCE BTQ Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2025/23/c7371.html

%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 23-OCT-25